Exhibit 25

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

LIBERATION INVESTMENTS, L.P. and	)	.
LIBERATION INVESTMENTS, LTD.	)
)
Plaintiffs,	)
	)	Civil Action No.
v.	)
)
BALLY TOTAL FITNESS HOLDING	)
CORPORATION, a Delaware	)
corporation, and PAUL A. TOBACK	)
)
Defendants.	)

COMPLAINT

Plaintiffs Liberation Investments, L.P., and Liberation Investments, Ltd. (collectively, “Liberation Investments” or “Liberation”), by and through their attorneys, hereby bring this action against defendants Bally Total Fitness Holding Corporation (“Bally” or the “Company”) and Paul A. Toback, and in support thereof allege as follows on knowledge, information and belief:

I. Introduction.

1. On October 18, 2005, the day after the official announcement of a proxy fight against certain of its incumbent directors, the Company adopted a “shareholders rights plan” (the “Poison Pill” or “Pill”). As with all such devices, the Poison Pill prevents certain stockholder actions by threatening to dilute the value of their stock if they take those actions. Because of this dilution, a stockholder who violates the provisions of the Pill faces catastrophic loses.

2. The purported purpose of the Poison Pill was to protect the Company’s shareholders from unfair or coercive takeover proposals. That, however, was not the only purpose of the Poison Pill. In fact, another — albeit undisclosed — purpose was to help protect the incumbent directors, and particularly the Company’s Chairman and CEO, Mr. Toback, from a proxy contest. At the time the Poison Pill was adopted, Bally’s directors knew that a stockholder that held approximately 14% of the Company’s stock, Pardus Capital Management (“Pardus”), had filed materials with the Securities and Exchange Commission the previous day announcing that it would be running the proxy contest. The directors also knew that much of the Company’s stock was in the hands of large institutional investors who might not support management, and that Pardus had previously asked the Company to seat Pardus’ director nominees voluntarily.

3. Nor was Pardus the only stockholder seeking change at the Company. The directors were aware that Liberation Investments, which held approximately 12% of the Company’s stock, had urged the board to split the offices of chairman and chief executive officer so different persons hold them, and to remove Mr. Toback as CEO. The directors also knew that Liberation Investments had not run a proxy contest the previous year in return for the Company’s agreement to remove the prior version of its poison pill. And the directors were keenly aware that only a month before the Poison Pill was adopted Liberation Investments had brought an action under 8 Del. C. § 211 to force the Company to hold an annual shareholders meeting. That action had been resolved on October 6, 2005 with the filing of a consent judgment in which the Company agreed to hold an annual meeting on

January 26, 2006. Thus, when they adopted the Poison Pill, Mr. Toback and the board knew that they faced a serious proxy challenge.

4. At the time, Bally’s board consisted of six individuals. One of them, Kenneth Looloian, a very independent director who in the past had disagreed with both Mr. Toback and with Liberation Investments, was ailing and had been unable to attend board meetings for some time. He was technically slated to stand for election in January, but it was doubtful that his health would permit it and it is likely that Mr. Toback did not want him to return in any case. Another director, Eric Langshur, was also coming up for election at the January shareholders meeting, when three directors would normally stand for election (Bally has a classified board). In addition, Bally had two other open board seats that could be filed by the shareholders at the January meeting. Mr. Toback thus faced not only the prospect of having three potentially hostile directors on the Company’s board but the possibility that the shareholders could elect a majority of the directors.

5. The Poison Pill was a response to that threat to Mr. Toback’s control of the Company. It contains a provision (the “Management Protection Provision”) in its definition of “beneficial owner” that makes it extremely perilous for shareholders engaging in proxy fights. Simply put, the Management Protection Provision prevents stockholders who collectively hold more than 15% of the Company’s stock from agreeing to jointly vote their shares.

6. The Management Protection Provision is designed to — and does — prevent shareholders from coming together to oust management because while it allows shareholders to gather revocable proxies, it does not permit them to form joint voting slates. The Management Protection Provision thus directly interferes with the stockholder franchise, and when such a provision is adopted in the face of a proxy contest it may only be upheld if the directors show a “compelling justification.” There is no such justification here.

7. But that is not the only problem with the Management Protection Provision. In the hands of cynical managers, such a provision can be used not only as a shield to limit the ability of the shareholders to conduct a proxy fight, but as a sword to force them to give up the fight entirely. Upon information and belief, that is precisely what Bally management seeks to do here.

8. The Management Protection Provision accomplishes this purpose through its very broad terms. It not only bans voting agreements but also “arrangements” and “understandings” in relation to voting. In other words, it bans stockholders from having any deals to vote together. This gives entrenchment-minded management enormous leverage. If it fears that it will lose the proxy contest, it can simply tell dissident shareholders that it believes they have an “understanding” and threaten to trigger the Poison Pill unless the stockholders either give up the proxy fight or agree to vote against the dissidents. The shareholders are then faced with the prospect of devastating losses unless they can thereafter convince a court they did not, in fact, have such an understanding. It is an extremely unappetizing prospect because of the huge disparity in risk.

9. That precise scenario seems to be playing out here. After the Poison Pill was adopted, Liberation Investments brought a § 220 proceeding to review, among other things, the Company’s documents dealing with the independence of the directors and the decision to adopt the Pill and the Management Protection Provision. Counsel finally received a heavily redacted version of those documents late in the day on December 9, 2005. While the contents of those documents may not be disclosed by counsel either here or to Liberation Investments directly because of confidentiality agreements, it can be said that those documents support both Liberation Investment’s prior beliefs and the factual recitations of this complaint.

10. Pardus proceeded with its proxy contest, at the same time the § 220 action was playing out, and Liberation Investments started its own contest to amend the by-laws to allow the shareholders to remove Mr. Toback as CEO. The Liberation proposal brought an immediate reaction from the Company. It sued Liberation both in this Court and in the United States District Court for the District of Delaware, seeking to block the proposal.

11. The Company is also using its newly forged sword. Upon information and belief, Bally’s management is threatening to trigger the Poison Pill on the ground that Liberation Investments and Pardus (and perhaps Liberation and someone else — the details seem less important to Bally than the threat) have an “understanding” to vote together. They do not, in fact, have any such agreement, arrangement or understanding. One of Pardus’ three nominees, Donald Kornstein, was suggested to Pardus by Liberation Investments, but Bally confirmed that suggesting names of possible directors would not trigger the Pill.

12. Liberation Investments, of course, hopes that Pardus and the Company’s other stockholders will vote for Liberation’s proposal and intends to solicit the stockholders to do so. Pardus, however, has made no commitment to Liberation Investments. Nor has Liberation Investments made any commitment to Pardus. It suggested Mr. Kornstein’s name for one of the open director slots, as the Management Protection Provision permitted it to do. But the other two directors on the Pardus slate have now been nominated by the Company itself, effectively assuring that they will be elected in any event.

13. Moreover, although there is no agreement between Liberation and Pardus, under Delaware law Liberation would be allowed to reach an agreement with Pardus or any other stockholder about voting its stock; Mr. Toback and his board have nothing to say about it. They are interested parties and are not permitted to try to fix stockholder voting to their liking. The Management Protection Provision’s attempted ban on stockholder voting agreements constitutes an inequitable manipulation of the corporate machinery and a breach of fiduciary duty. The Management Protection Provision makes it significantly harder to wage a proxy contest to the injury of not only the plaintiff but the shareholder franchise as well.

14. But what management is doing here is even worse. The hinted threat of “drop your proposal or we might trigger the Pill against you” represents the worst sort of management entrenchment and abuse of power. It is unconscionable. It is inequitable. And it is going on here.

II. The Parties.

15. Liberation Investments consists of two investment funds whose primary purpose is to invest in what appear to be undervalued companies whose value might be unlocked if changes are made with the way the companies are being run. To that end, Liberation Investments is willing to engage in proxy contests, such as the one here. Liberation Investments’ principals are Emanuel Pearlman and Gregg Frankel. Mr. Pearlman served for many years as a consultant to various entities run by the late Arthur Goldberg (including the Company) and was a consultant to the Company off-and-on until 2003.

16. Bally is a Delaware corporation with its headquarters in Chicago, Illinois. According to Bally’s press releases it “is the largest and only nationwide commercial operator of fitness centers in the U.S., with nearly 440 facilities located in 29 states, Mexico, Canada, Korea, China and the Caribbean under the Bally Total Fitness®, Crunch Fitness(SM), Gorilla Sports(SM), Pinnacle Fitness®, Bally Sports Clubs® and Sports Clubs of Canada® brands. Bally offers a unique platform for distribution of a wide range of products and services targeted to active, fitness-conscious adult consumers.”

17. Mr. Toback is Bally’s Chairman and CEO, positions he assumed in early 2003 upon the resignation of Lee Hillman. Prior to that time Mr. Toback served as the Company’s Chief Operating Officer. Before being asked to join Bally by Mr. Hillman, Mr. Toback had spent most of his career in Chicago and national politics. Many of the people he has surrounded himself with at Bally have similar political connections.

III. The Directors.

18. As noted above, Bally had only five active directors at the time that the Poison Pill was adopted. They were Mr. Toback, Barry Deutsch, John Rogers, Eric Langshur, and James McAnally. Three directors had also resigned in recent months: Stephen Swid, Dr. Marilyn Seymann and David Wilhelm. As discussed hereafter, the circumstances surrounding the resignations of the prior directors cast a revealing light on the purposes of Mr. Toback in ensuring that the Management Protection Provision was adopted.

19. Bally claims that each director except Mr. Toback is “independent.” If by the use of that word the Company means that each director is able to and does function independently of Mr. Toback, then it is not correct. Mr. Deutsch is not independent of Mr. Toback. He is a childhood friend of Mr. Toback’s who was put on the board by Mr. Toback to continue the process of cementing Toback’s control of the board. Because of his extremely close relationship with Mr. Toback that has lasted for the better part of 40 years, Mr. Deutsch cannot be expected to say “no” to Toback on a point that is important to Toback and thus cannot be deemed to be independent under Delaware law.

20. Upon information and belief, Eric Langshur is a social acquaintance of Mr. Toback. Although that fact alone does not raise questions about his independence, Mr. Langshur’s term of office comes up at the January stockholder meeting and thus he has a direct interest in its outcome as well.

21. John Rogers also has ties to Mr. Toback that make it difficult for him to act with full independence. Mr. Rogers is a substantial Chicago businessman who runs his own mutual fund company. Mr. Rogers is associated with the same political circles as Mr. Toback and is a major contributor of campaign funds to them. As far as Liberation knows, Mr. Rogers is not beholden to Mr. Toback in the sense that Mr. Toback outright controls him, but he is linked to Toback by political ties that run extremely deep. Indeed, Mr. Rogers was placed on the board by Toback precisely to offset the influence of Stephen Swid, who Mr. Toback viewed as hostile.

22. As mentioned previously, three of Bally’s directors resigned in the past year. The first was Mr. Wilhelm, who resigned after only a few days on the board. In fact, he should never have been appointed (if he was validly appointed) because he too was a close political ally of Mr. Toback’s. The second was Dr. Marilyn Seymann. She came on the board in May 2005 with Mr. Wilhelm, and Bally lauded her as a corporate governance expert. Bally was right. Dr. Seymann is indeed a highly regarded corporate governance expert.

23. In conversations with Liberation Investments after she was appointed, Dr. Seymann agreed that the Chairman and CEO should be different persons and said that she would raise it with Mr. Toback. Less than three months later, however, Dr. Seymann resigned. The world was told that her academic duties had suddenly become too pressing but Liberation Investments believes that Dr. Seymann actually resigned because of how Bally and its Board operates. Stephen Swid, an independent director who had been nominated by dissident stockholders in the past, abruptly resigned in August as well. Liberation Investments believes that he left because of disagreements with Mr. Toback. In any event, with two exceedingly timely resignations and the illness of Mr. Looloian, there was no truly independent voice on the board to disagree with Mr. Toback’s demands when the time came to consider the Poison Pill and its Management Protection Provision.

IV. The Adoption of the Poison Pill.

24. Because of confidentiality restrictions, counsel for Liberation Investments is not currently permitted to share with Liberation the materials produced in the § 220 action. Nor may they be discussed here. Those documents help demonstrate, though, that the adoption of the Management Protection Provision was not proper. Because of redactions it is not clear whether the board was ever told that the Management Protection Provision would interfere with the stockholder franchise, but for reasons that may not be disclosed here there can be no doubt that management and its advisors were focused on making a proxy contest as difficult as possible.

25. After adoption of the Poison Pill, the Company repeatedly took the position that it was not really draconian at all. In fact, the Company informed Liberation that the Management Protection Provision was never intended to prevent stockholders from working together and running a joint proxy slate. Here, for example, is what Bally said in its discovery responses in the § 220 action:

“[T]he complaint alleges that the rights plan prevents stockholders who would ‘collectively hold more than 15% of the Company’s stock from banding together and running a joint proxy statement’. As Bally has informed Liberation, that statement is legally inaccurate. Nothing in the rights plan would prevent, for example, a Liberation representative from serving on the slate proposed by another significant stockholder, or vice versa.”

26. And that is close to what happened. Mr. Kornstein is not a Liberation representative, but Liberation suggested him to Pardus and he has been known by Liberation’s managers as a successful investment banker and businessman for years. According to Bally, “nothing” in the Poison Pill should have prevented this. Indeed Bally says that “legally” Liberation Investments could even file a joint proxy statement with Pardus. But Bally’s protestations of how benign the Management Protection Provision really is soon faded away. Once it no longer needed to tell this Court how unfounded Liberation’s worries were, Bally began showing Liberation Investments just how understated its concerns had been. Bally began hinting to Liberation Investments that the Kornstein nomination showed that Pardus and Liberation really were a “group” for voting (or some other purpose) and thus had violated the Pill. Bally hinted that Liberation Investments might also be in a “group” with other, unnamed shareholders.

27. The purpose of these threats was presumably to get Liberation to withdraw its proposal to change the bylaws and unseat Mr. Toback. Mr. Toback was determined to prevent this proposal from succeeding at all costs and is apparently willing to use the Poison Pill to that end.

28. Poison Pills can be legitimate devices but they may not legitimately be used to interfere with a proxy contest since the right of the stockholders to a free and fair election process is the ideological backbone of Delaware corporate law. Even at its most benign the Management Protection Provision improperly interferes with the present proxy contest and should be enjoined. Moreover, the active use of the Management Protection Provision to threaten Liberation Investments goes beyond interference to actual shareholder oppression. Upon information and belief, it is Mr. Toback who has authorized these actions.

WHEREFORE, Liberation Investments respectfully requests this Court to:

(1)	Enter an order declaring that the board’s adoption of the Management Protection Provision was not supported by a compelling justification and was therefore void and a breach of fiduciary duty;

(2)	Enter an order declaring that the use of the Management Protection Provision to threaten Liberation Investments or any other stockholder was an inequitable manipulation of the corporate machinery;

(3)	Enter an order preliminarily and permanently enjoining the defendants and all those acting in concert with them from attempting to enforce the Management Protection Provision or the Poison Pill against Liberation or any other stockholder claimed by defendants to be acting in concert with it;

(4)	Enter a judgment against the defendants for all damages their actions have caused plaintiffs; and

(5)	Award plaintiffs their reasonable attorneys’ fees and costs incurred in connection with this action, together with such other and further relief as this Court may deem just and proper.

ASHBY & GEDDES

/S/ STEPHEN E. JENKINS (I.D. #2152)
Stephen E. Jenkins (I.D. #2152)
Steven T. Margolin (I.D. #3110) Lauren E. Maguire (I.D. #4261) 222 Delaware Avenue P.O. Box 1150 Wilmington, DE 19899 (302) 654-1888

Attorneys for Liberation Investments, L.P. and Liberation Investments, Ltd.

OF COUNSEL:

Michael Diamond

Kenneth J. Baronsky

Kenneth Ostrow

Adam R. Moses

MILBANK, TWEED, HADLEY & MCCLOY, LLP

601 S. Figueroa Street, 30th Floor

Los Angeles, CA 90017

(213) 892-4000

Dated: December 11, 2005

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